上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 APR 24 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/07

23rd April 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finan[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07022867

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 20th April 2007 in respect of the 2006 annual results pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Yours faithfully,

Marina Wong
Company Secretary

dlw 4/24

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067
M:\Kylie\Letter

AirAsia X chooses Airbus over Boeing for new fleet

gence France-Presse
n Kuala Lumpur

Malaysia's long-haul budget carrier irAsia X has selected Airbus over oeing for 15 new passenger aircraft, ccording to a source yesterday.

"AirAsia X decided to pick the 330-300 because Airbus came with better commercial deal and the de- very of the aircraft will be faster," he aid, adding the official announce- nent would come today.

Losing out on the bid was Boeing nd its 777-200.

The catalogue price of each of the irbus jetliners was US$175 million, naking the potential cost of the deal bout US$2.6 billion.

AirAsia officials had previously aid they would prefer to operate air- raft from a single manufacturer to nsure flying costs remained low.

AirAsia has ordered 100 Airbus 320s as part of its ambitious regional xpansion.

AirAsia X was unveiled in January by low-cost aviation pioneer Tony Fernandes, who launched AirAsia as a regional budget carrier more than five years ago.

The new carrier will be operated by Fly Asian Express (FAX), which operates rural air services on Borneo island. It expects to carry 500,000 passengers *in its first year of operation.*

AirAsia X's take-off has been delayed, possibly until September next year, as delays in Airbus' new A380 superjumbo have disrupted the aircraft leasing market.

At its launch in January, the carrier promised flights to Britain beginning July this year but Raja Mohamad Azmi, FAX's chief executive, last month said the service had been put back.

"We remain committed to begin the long-haul service. The new take-off date is by September 2008 when we begin to receive delivery of our new aircraft," Mr Azmi said.

AirAsia X had initially aimed to begin the service with three leased aircraft, either the A330-300 from European manufacturer Airbus or the 777-200 made by United States giant Boeing.

Mr Fernandes had also said AirAsia X was considering establishing a hub in Bahrain, calling the Gulf nation an excellent location for a hub *in the region.*

AirAsia has close financial ties with Bahrain, and aviation officials said AirAsia X had to make a fuel stop there before continuing to Europe.

Mr Fernandes said the carrier would operate to many points in the Gulf, including Bahrain, offering Bahrain-Malaysia return tickets at fares from as low as US$100 to US$200.

AirAsia hoped to finalise its Middle East plans in two months after encouraging early discussions with the Bahrain government, the Centre for Asia-Pacific Aviation reported recently.

RBS may launch solo offer for ABN

Reuters in London

Royal Bank of Scotland will abandon ts consortium approach and launch a solo bid to buy Dutch bank ABN Amro, valued at more than €68 billion (HK$722.15 billion), according to the *Sunday Times* newspaper.

The paper said RBS saw its con- sortium approach with Spain's San- tander and Belgian-Dutch group Fortis as too complex but they would remain financial backers.

The *Sunday Times* said Santander and Fortis would become silent financial backers – stumping up the cash to buy ABN's Latin American, Italian and Benelux units if the bid succeeded – and would play no part with regulators.

It said ABN shareholders would receive cash and shares in RBS, rather than cash and shares in three banks, which was possible before.

The consortium is scheduled to meet ABN's board today.

A takeover of ABN would be the world's biggest bank acquisition.

A spokeswoman for RBS declined to comment on the report but said RBS planned to meet ABN management with its consortium partners as planned.

She reiterated comments made by the trio last week, that their plans for ABN were "straightforward from a shareholder, regulatory and execution perspective".

British rival Barclays has been in exclusive talks to buy ABN for the past month. The deadline for those talks lasted until Friday.

Buyout group will not extend deadline for A$11b Qantas bid


QANTAS
Spirit of Australia

Offer conditions have eased after shareholder opposition. Photo: Bloomberg

Reuters in Sydney

A buyout group including Macquarie Bank yesterday said it would not extend its A$11 billion (HK$71.98 billion) bid for Australia's Qantas Airways beyond May 4, but would speed up payments to shareholders who accepted.

Seeking to build support for the world's biggest airline takeover, the consortium also said shareholders would be allowed to withdraw their acceptances if they wanted to back out before the offer goes unconditional.

The Qantas offer is conditional on the bid group, Airlines Partners Australia (APA), receiving 70 per cent of acceptances from shareholders.

The latest amendments to the takeover follow a decline in shareholder acceptances last week.

Acceptances were at 27.48 per cent from 28.86 per cent earlier in the week, APA said on Friday.

APA eased its offer conditions for Qantas earlier this month after some key shareholders opposed the deal. It previously wanted 90 per cent of shareholder acceptances.

The sale of the national icon, dubbed the Flying Kangaroo, met some political and union opposition but was backed by the Australian government and the Qantas management.

However, key shareholders who said the A$5.45 per share offer was too low have proved the biggest threat to the deal.

Some hedge funds, which hold up to 40 per cent of the stock, are keen to get the offer pushed through.

The consortium, which also includes private equity firm Texas Pacific Group, yesterday said the offer would not be extended beyond the May 4 deadline, and reiterated the deal was "full, fair and reasonable".

"APA is aware that an overwhelming majority of small and large Qantas shareholders support the offer. Now, it is time for those supportive shareholders to accept," APA director Bob Mansfield said.

"If the bid falls, the share price will almost certainly fall."

However, under Australian law there will be an automatic extension to the offer of 14 days if APA's voting power rises above 50 per cent after Friday, it added.

APA said it would accelerate payments to five business days for shareholders who accepted the bid. It said the change was an incentive for shareholders to accept quickly.

It also announced withdrawal rights to shareholders before the offer was declared unconditional.

The bid group also includes Allco Equity Partners, Allco Finance Group and Onex Corp of Canada.

It was announced on 13 December 2006 that Applied Properties, a wholly owned subsidiary of the Company, had entered into an agreement for the sale and purchase of a piece of land at Playa Grande in Boca Chica, District of San Lorenzo, Province of Chiriqui, Panama for US$17,249,850 (approximately HK$134,548,830). Under the agreement, Applied Properties will purchase the property if the results of the Due Diligence investigation is satisfactory.

The Company has completed the Due Diligence investigation and is satisfied with the results. On 18 April 2007, Applied Properties entered into the Contract with the Sellers for the sale and purchase of the Property.

THE ACQUISITION

Date of the Contract:	18 April 2007 (Panama time) 19 April 2007 (Hong Kong time)
Vendor	the Sellers, Independent Third Party(ies)
Purchaser:	Applied Properties
Summary:	Applied Properties completed the Due Diligence investigation and found the result satisfactory. The Sellers and Applied Properties entered into the Contract on 18 April 2007 pursuant to which the Sellers agreed to sell and Applied Properties agreed to purchase the Property. The consideration for the Acquisition is US$18,936,503 (approximately HK$147,704 723)
Escrow Deposit	The Escrow Deposit being US$11,699,359 (approximately HK$91,255,000) has been paid by Applied Properties to a trust company.
Payment terms	(i) Upon execution of the Contract, the trust company paid to the Sellers US$850,000 (approximately HK$6,630,000) of which US$500,000 (approximately HK$3,900,000) is part of the Consideration and US$350,000 (approximately HK$2,730,000) is part of the payment for the Ex Gratia Disbursement (ii) the trust company has delivered to the Sellers a conditional irrevocable letter of payment in favor of the Sellers for the amount of US$1,000,000 (approximately HK$7,800,000) being part of the Consideration for the purpose of terminating the Joint Venture Agreement and the transfer of all rights for the concession of marinas or other uses of beach and sea areas granted under the Joint Venture Agreement Applied Properties has the right to rescind the Contract if the Joint Venture Agreement cannot be terminated on or before 17 June 2007 and the 2 of the 10 lots of land being No 55351 and No.55352 cannot be transferred to Applied Properties. If Applied Properties decides not to proceed to purchase the Property, all monies paid by it to the Escrow Deposit will be fully refunded to Applied Properties within 2 weeks of such termination (iii) US$9,699,359 (approximately HK$75,655,000) will be at the disposal of the Sellers to meet its financial obligations with certain banks in Panama details of which to be defined in the Final Sale & Purchase Agreement. (iv) the remaining balance being US$7,737,144 (approximately HK$60,349,723) (subject to adjustment) will be payable by Applied Properties to the Sellers upon signing of the Final Sale & Purchase Agreement to which the title over the Property is transferred to Applied Properties and duly recorded at the public registry of Panama

OTHER TERMS

Pursuant to the Contract, Applied Properties agreed to let the Sellers to keep (i) a piece of land with an area of approximately 3 hectares (duly identified in the master plan as attached to the Contract) from the Property for their own use for a period of 3 years from the date of full payment of the Property ("Period") and (ii) an extra 2.5 hectares of lands within the area of the golf residential area of the Property to the Sellers for their family use (together as "Family Land"). Upon expiry of the Period, the premises shall be vacated and returned to Applied Properties. If the Sellers decide to sell the Family Land at any time, Applied Properties has a first option to buy back the Family Land at a price to be agreed upon receipt of the Sellers' written notice, such option to buy will be valid for a period of 45 days from the date of receipt of the Sellers' written notice

REASONS FOR AND BENEFITS OF THE ACQUISITION OF THE PROPERTY

The Consideration was determined after arm's length negotiations between the parties. The Directors considered that the Acquisition is a good opportunity for the Company to increase its land bank reserve which also provides a good investment opportunity to develop its resort business. The Company will finance the acquisition mainly from its internal resources.

The Company has commenced negotiation in June 2006 with the Sellers before an approval of the expansion of Panama's canal of which will be carried out with an estimated cost of US$5.3 billion. After the canal expansion was approved on 22 October 2006, the value of the real estate market in Panama has appreciated. In light of that, the Directors expect the development of the Property will bring immediate benefits to the Company. The proposed master plan of the development of the Property is as follows:

(i) 18 Hole Jack Nicklas Signature Golf Course;
(ii) Marine Facility;
(iii) 5 Star Luxury Hotel;
(iv) Brand Residential; and
(v) Fractional Ownership Residential

The Directors believe that by using our relevant experience and expertise from the other on-going project in the British Virgin Island, couple with the utilization of the similar business and financial models will create another good investment opportunity to the Company in respect of the development in Panama.

The Directors are of the view that the Acquisition is in the interest of the Company and the terms of the Contract and the Consideration are fair and reasonable and in the interests of the Company and the Shareholders as a whole

DEFINITIONS

In this announcement, the following terms have the following meanings

"Acquisition"	the acquisition of the Property by Applied Properties Limited pursuant to the Contract;
"Applied Properties"	Applied Properties Limited, a company incorporated in the Hong Kong which is a wholly-owned subsidiary of the Company,
"Company"	Applied Development Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange;
"Considerations"	US$18,936,503 (approximately HK$147,704 723),
"Contract"	the contract dated 18 April 2007 between the Sellers and Applied Properties for the sale and purchase of the Property;
"Directors"	the directors of the Company,
"Due Diligence"	a due diligence investigation conducted by Applied Properties in relation to the inspection and examination of the title and location of the Property, preparation of feasibility studies by master development planner and golf course designer, preparation of financial feasibility studies by financial consultants, and other feasibility studies including (without limitation) hotel and marina development and infrastructure studies by professionals pursuant to the Contract;
"Escrow Deposit"	the initial deposit being US$11,699,359 (approximately HK$91,255,000) which has been paid to a bank or a trust company selected by Applied Properties on escrow for the purpose of the Acquisition;
"Ex Gratia Disbursement"	a total of US$500,000 (approximately HK$3,900,000) in addition to the Consideration payable by Applied Properties for the purpose of assisting the Sellers to terminate the Joint Venture Agreement previously entered into between Mr. Ken Harper and the Sellers in regards to the selling of the 2 of the 10 lots of land that are part of the Property as well as the transfer of any rights for the concession of marinas or other uses of beach and sea areas granted to the Joint Venture Agreement,
"Final Sale & Purchase Agreement"	the final agreement to be entered into within a period of 60 days from the date of the Contract between the Sellers and Applied Properties in respect of the sale and purchase of the Property;
"Group"	the Company and its subsidiaries,
"Independent Third Party(ies)"	(an) independent third party(ies) not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules;
"Joint Venture Agreement"	an agreement entered into between the Sellers and Mr Ken Harper in respect of sale of the land No 55351 and No 55352 located in the Property,
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Property"	a piece of land of approximately 494 hectares which includes among others lots 1807, 4920, 4921, 4923, 4924, 4935, 4936, 4942, 4943, 4944, 4945, 6921, 20435, 33248, 33039, 41583, 41619, together with all beach front property known as Playa Grande in Boca Chica, District of San Lorenzo, Province of Chiriqui, Panama,
"Sellers"	Felipe Ariel Rodriguez, Eduardo Olmedo Cortes Alnuas, Reyna Ines Rodriguez Willgreen and Felipe Rodriguez Marin,
"Shareholder(s)"	holder(s) of share(s) in the share capital of the Company,
"Stock Exchange"	The Stock Exchange of Hong Kong Limited, and
"US$"	United States dollars, the lawful currency of the United States of America

Unless otherwise specified in this announcement, conversions of US$ into HK$ are made in this announcement, for illustration only, at the rate of US$1.00 to HK$7.80. No representation is made that any amounts in US$ or HK$ could have been or could be converted at that rate or at any other rate.

By Order of the Board of Directors
Applied Development Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Dated: 20 April 2007

At the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Seo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham

* *For identification only*

---

or e-mails. The meeting was held on 20th April 2007 in the Company's headquarters at 298 Fushan South Road, Zoucheng City, Shandong Province, the People's Republic of China ("PRC"). Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements of the laws and regulations such as the PRC Company Law, and the articles of association of the Company (the "Articles").

The directors of the Company (the "Directors") unanimously agreed and passed the resolutions set out below:

1. To approve the 2006 Annual Report of Yanzhou Coal Mining Company Limited (the "Annual Report") and the Summary of the Annual Report; and the publication of the results for the year of 2006 in the PRC and overseas; and to submit the Report of the Directors contained in the Annual Report for consideration and approval in the 2006 annual general meeting.

2. To approve the Financial Report of the Yanzhou Coal Mining Company Limited for the year 2006 and submit the same for consideration and approval in the 2006 annual general meeting.

3. To approve the Profit Distribution Plan of Yanzhou Coal Mining Company Limited for the year 2006 and submit the same for consideration and approval in the 2006 annual general meeting.

   Pursuant to the PRC Accounting Standards, the Company had a profit after tax of RMB1, 867 million for the year 2006, appropriation to statutory reserve of RMB188.0 million, together with the unappropriated profit at the beginning of the year 2006 of RMB5,844million, distributable profit of RMB7,523 million. After Deducting RMB1,082 million being the cash dividend approved in the 2005 annual general meeting, the actual distributable profits of the Company as at 31st December 2006 was RMB6,441.1 million.

   The Board recommends the dividends for the year 2006 as follows:

   1) In accordance with the dividends policy persisted by the Company (i.e. distributing about 35% of the net income of the Company after deduction of statutory reserve as final dividend), the Company proposes to declare an aggregate cash dividend of RMB590.2 million (tax included) to the shareholders of the Company (the "Shareholders").

   2) In return of the Shareholders' long-term support to the Company, a special aggregate cash dividend of RMB393.5million (tax included) is proposed to be declared to the Shareholders.

   The total equity of the Company is 4,918.4 million shares, all of which are ordinary shares. The aggregate amount of the above two cash dividends is RMB983.7million (tax included). Accordingly, RMB2.0 (tax included) for every 10 shares is proposed to be distributed to the Shareholders.

   After taking into account the proposed cash dividends for year 2006, the unappropriated profit of the Company at the end of year 2006 was RMB5,457.4 million. The Company shall not increase its share capital through conversion of its capital reserve.

4. To approve the Resolution on the Remuneration of the Directors and Supervisors of Yanzhou Coal Mining Company Limited for the year 2007 and submit the same for consideration and approval in the 2006 annual general meeting. The independent Directors have expressed their consents.

   The total remuneration of all the non-independent Directors in 2006 was RMB794,600(tax included) and the average remuneration of the non-independent Directors was RMB198,700 per person(tax included). The total retirement pension for the non-independent Directors who received remuneration from the Company was RMB357,600;.The total remuneration of the independent Directors in 2006 was RMB372,100(tax included) and the average remuneration of the independent Directors was RMB93,000 per person(tax included). The total remuneration of the supervisors in 2006 was RMB217,900(tax included), and the total retirement pension for those supervisors who received remuneration from the Company was RMB98,100.

   It is proposed that the remuneration of the non-independent Directors, independent Directors and supervisors of the Company shall increase by approximately 8%for the year 2007 as compared to that of 2006.

5. To approve the Resolution on the Remuneration of the Senior Management of Yanzhou Coal Mining Company Limited for the year 2007 and the independent Directors have expressed their consents.

   The total remuneration of the senior management of the Company for the year 2006 was RMB1.5095 million (tax included). The total approximately 8% for the year 2007 as compared to that of 2006.

6. To approve the Resolution on the Continuing Connected Transactions of Yanzhou Coal Mining Company Limited for the year 2006.

   In the 4th meeting of the third session of the Board held on 6th January, 2006, the Board approved the enterng into of theProvision of Administrative Services for Pension Fund and Retirement Benefits Agreement by the Company with its controlling shareholder, and the proposed annual amount for the transactions contemplated thereunder for year 2006 being RMB605,000,000 . The actual amount of these continuing connected transactions contemplated under the agreement was RMB640,620,000 for the year 2006, exceeding the proposed annual amount for the year 2006 by RMB35,620,000 which accounts for 0.21% of the audited net asset of the Company of RMB17.142 billion as at 31st December 2005 calculated in accordance with the PRC Accounting Standards. These continuing connected transaction in the year 2006 were approved by the Board.

   The Board confirmed that the actual amount of other types of continuing connected transactions in the year 2006 between the Company and its controlling-shareholder were all within the respective proposed annual amounts approved by independent Directors.

   This resolution involves connected transactions. 5 interested Directors were abstained from voting on this resolution and the remaining 8 non-interested Directors unanimously voted for this resolution.

7. To approve the Resolution on the Internal Control Evaluation Report of Yanzhou Coal Mining Company Limited for the Year 2006.

8. To approve the Resolution on the Report of the Audit Committee of the Board of Yanzhou Coal Mining Company Limited for the Year2006.

9. To approve the Resolution on Relevant Questions on Implementation of New Accounting Rules.

10. To approve the Resolution on the Writing-Off of Bad Debt Reserves Approved the writing off of bad debt reserve in an amount of RMB8,581,267.32.

11. To approve the Resolution on the increase of the Registered Capital of Yanmei Heze Nenghua Company Limited ("Heze Nenghua")..

    Approved the increase ithe registered capital of the Company's subsidiary, Heze Nenghua, from RMB600 million to RMB1,500 million. among which, the Company shall contribute RMB876 million and hold 96.67% of the interests in Heze Nenghua after the increase of the registered capital. The capital contribution shall mainly be used for the construction of Zhaolou Coal Mine.

12. To approve the Resolution on Re-appointment of the Auditors of Yanzhou Coal Mine Company Limited and the Remuneration of the Auditors and submit the same to the 2006 annual general meeting for determining the re-appointment of the auditors and their remuneration for the year 2007.

According to the resolution and authorization of the 2005 annual general meeting, the Board has acknowledged and paid the remuneration to the auditors for their services in 2006. The Board proposes to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. as the Company's international and PRC auditors for the year 2007 respectively, and proposes an annual remuneration of HK$7 million for their annual auditing services, which are of the same scope as those in 2006, and authorizes the Board to decide and to pay additional service fees incurred for auditing the new subsidiaries, the financial results of which will be consolidated to the Company's financial statements and projects like internal control etc.

This announcement is made pursuant to the disclosure requirement upder Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors include: Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive Directors include: Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong Province, PRC, 20th April 2007

BEST AVAILABLE COPY

兗州煤業股份有限公司
YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1171)

ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2006

The Company is pleased to announce the operating results of the Company for the year ended 31st December, 2006:

- The Company's net sales for the year ended 31st December, 2006 was RMB12,007.3 million (approximately US$1,537.7 million, or HK$11,951.1 million), representing an increase of RMB490.4 million (approximately US$62.8 million, or HK$488.1 million), or 4.3% as compared with the 2005 net sales of RMB11,516.9 million (approximately US$1,428.1 million, or HK$11,068.9 million).
- The Company's net income attributable to the equity holders for the year ended 31st December, 2006 was RMB2,373.0 million (approximately US$303.9 million, or HK$2,361.9 million), representing a decrease by 17.6% as compared with the 2005 net income attributable to the equity holders of RMB2,881.5 million (approximately US$357.3 million, or HK$2,769.4 million).
- To reward the Shareholders for their long-term support to the Company, the board of Directors proposes to declare a special cash dividend to the Shareholders for the year 2006 in addition to a cash dividend payable in accordance with the Company's persistent dividend policy. The 2006 proposed cash dividend payable in accordance with the Company's persistent dividend policy is RMB590.2 million (tax included) (approximately US$75.6 million, or HK$587.4 million) or RMB0.120 per share (tax included) (approximately US$0.015, or HK$0.119); and the 2006 proposed special cash dividends payable are RMB393.5 million (tax included) (approximately US$50.4 million, or HK$391.7 million) or RMB0.080 per share (tax included) (approximately US$0.0102, or HK$0.0796). The aggregate amount of the above dividends amounts to RMB983.7 million (tax included) (approximately US$126.0 million, or HK$979.1 million) or RMB0.200 per share (tax included) (approximately US$0.026, or HK$0.199). The proposed dividends payment will be presented to the Shareholders for approval at the Company's 2006 AGM, and (if so approved) will be paid to all Shareholders within two months after the 2006 AGM is held.

Thanks to the great support of all the shareholders (the "Shareholders") of Yanzhou Coal Mining Company Limited ("the Company") and the hard work of our staffs, the income attributable to equity holders of the Company for the year 2006 was RMB2,373.0 million. To reward the Shareholders, the board (the "Board") of directors of the Company (the "Directors") proposes to declare a special cash dividend to the Shareholders for the year 2006 in addition to a cash dividend payable in accordance with the Company's persistent dividend policy.

The Company, by successfully implementing operation strategies such as stabilizing the output and sales volume of coal, improving product quality, optimizing product mix and strengthening cost control and overcoming negative factors such as cost increase, has made comparatively good achievements for the year 2006: the output of raw coal was 36.05 million tonnes, representing an increase of 4.0% over that of 2005; sales of coal was 34.66 million tonnes, representing an increase of 6.7% over that of 2005; net income attributable to equity holders of the Company was RMB2,373.0 million, representing a 17.6% decrease over that of 2005. The audit committee of the Company has reviewed the results of the Company for the year 2006.

The Company's strength in sustainable development has been enhanced through the development of new projects. Both Austar Coalmine in Australia and Tianchi Coalmine in Shanxi Province have been put into operation and will make contributions to the financial position of the Company in 2007. The commercial negotiation of Yushuwan Coalmine in Shaanxi Province has been completed, and the procedures regarding incorporation are being processed. The development of Zhaolou Coalmine in Shandong Province, the 0.6 million tonnes methanol project of Shaanxi province and the 0.1 million tonnes methanol project in Shanxi province is progressing smoothly.

The Company's brand name and image have been greatly promoted through continuously regulating the Company's operation and improving operation management. Pursuant to the requirements of the US Sarbanes-Oxley Act, the Company has basically completed the construction of internal control system. After obtaining the National Quality Award, the Company has been endowed with the Asia-Pacific International Quality Award by the Quality Association of Asia Pacific Region in 2006, by which the Company became the third Chinese enterprise which has won this honor. Moreover, the Company has been elected as 2005 Nifty Fifty Blue Chip Listed Companies with Most Growing Potential in China by the magazine New Finance and Economics, and rated as 2005 China Top 50 A Share Listed Companies in Investors' Relationship Management by Capital Weekly.

FINANCIAL HIGHLIGHTS

(Prepared in accordance with International Financial Reporting Standards ("IFRS"))

The financial highlights are prepared based on the financial information set out in the audited consolidated statement of income, consolidated balance sheet, and consolidated statement of cash flows in 2006 and 2005.

OPERATING RESULTS

	Year ended 31st December 2006 (RMB'000)	2005 (RMB'000)
Net sales		
Net sales of coal	11,846,948	11,353,485
including: Headquarters	11,710,664	11,353,485
Domestic	9,365,857	8,421,462
Export	2,344,807	2,932,023
Yancoal Australia Pty	114,409	-
Shanxi Nenghua	21,875	-
Net income of railway, Transportation Services	160,399	163,437
Total Net Sales	12,007,347	11,516,922
Gross Profit	5,817,278	6,226,334
Interest Expenses	(26,349)	(24,611)
Income Before Income Taxes	3,726,624	4,419,973
Income attributable to equity holders of the Company	2,372,985	2,881,461
Earnings per Share	RMB0.48	RMB0.59
Dividend per Share	RMB0.200	RMB0.220

The average coal price of Yancoal Australia Pty was RMB594.55/tonne in 2006.

The average coal price of Shanxi Nenghua was RMB155.22/tonne in 2006.

The following table sets out the Company's sales volume and net sales of coal by product category for the years ended 31st December 2006 and 2005:

	Year ended 31st December 2006 Sales volume ('000 Tonnes)	Net sales of coal (RMB'000)	% of total net sales of coal	2005 Sales volume ('000 Tonnes)	Net sales of coal (RMB'000)	% of total Net sales of coal
1. Headquarters						
Clean Coal						
No. 1 Clean Coal	[illegible]	439,320	3.7	773.9	397,957	3.5
No. 2 Clean Coal	[illegible]	2,668,468	22.5	5,084.5	2,499,068	22.0
Domestic	4,094.2	2,003,752	16.9	2,981.3	1,531,433	13.5
Export	1,502.1	664,716	5.6	2,103.2	967,635	8.5
No. 3 Clean Coal	12,129.7	4,581,674	38.7	11,183.0	4,143,820	36.5
Domestic	7,495.6	2,901,583	24.5	6,066.8	2,191,938	19.3
Export	4,634.1	1,680,091	14.2	5,116.2	1,951,882	17.2
Lump Coal	555.4	237,649	2.0	485.5	209,862	1.8
Domestic	555.4	237,649	2.0	454.0	197,356	1.7
Export	-	-	0.0	31.5	12,506	0.1
Subtotal for Clean Coal	19,120.7	7,927,111	66.9	17,527.0	7,250,707	63.9
Domestic	12,984.5	5,582,304	47.1	10,276.2	4,318,684	38.0
Export	6,136.2	2,344,807	19.8	7,250.8	2,932,023	25.8
Screened Raw Coal	10,826.4	3,138,506	26.5	10,805.4	3,478,075	30.6
Mixed Coal and Others	4,383.1	645,047	5.4	4,152.1	624,703	5.5
Subtotal for Headquarter	34,330.2	11,710,664	98.8	32,484.5	11,353,485	100.0
Domestic	28,194.0	9,365,857	79.0	25,233.7	8,421,462	74.2
2. Yancoal Australia Pty Ltd	192.4	114,409	1.0	-	-	-
3. Shanxi Nenghua	140.9	21,875	0.2	-	-	-
Total for the Company	34,663.5	11,846,948	100.0	32,484.5	11,353,485	100.0

The Company sold 34.66 million tonnes of coal in 2006, representing an increase of 2.18 million tonnes, or 6.7%, as compared with that of 2005, among which, (1) sales volume of the Company's six coal mines in the headquarters area was 34.33 million tonnes, representing an increase of 1.85 million tonnes, or 5.7%; of which domestic sales volume was 28.19 million tonnes, representing an increase of 2.96 million tonnes, or 11.7%, as compared with that of 2005; export sales volume was 6.14 million tonnes, representing a decrease of 1.11 million tonnes, or 15.3%, as compared with that of 2005. The sales volume of clean coal represented 55.7% of total coal sales volume of the headquarters in 2006, which was an increase from 54.0% of that in the year 2005. The change in sales structure is principally due to timely adjustment of product variety by the Company in light of market needs; (2) sales volume of Yancoal Australia Pty was 0.19 million tonnes in 2006; and (3) sales volume of Shanxi Nenghua was 0.14 million tonnes in 2006.

The Company's coal products are exported to East Asian countries, such as Japan and South Korea. Net export sales of coal in 2006 accounted for 20.8% of the Company's total net sales of coal.

Domestic sales of the company's coal products are concentrated in Eastern China, especially in Shandong Province.

RAILWAY ASSETS

In 2006, railway transportation volume of the Company was 19.49 million tonnes, representing a decrease of 0.67 million tonnes, or 3.3%, as compared with that of 2005. Net income from railway transportation services of the Company was RMB160.4 million in 2006, representing a decrease of RMB3.038 million or 1.9%, as compared with that of 2005.

OPERATING EXPENSES AND COST CONTROL

In 2006, the total operating expenses of the Company were RMB8,420.2 million, representing an increase by RMB1,212.8 million, or 16.8%, as compared with that of 2005. Costs of sales and railway transportation service and sales, general and administrative expenses increased by

LIQUIDITY AND CAPITAL RESOURCES

In 2006, the Company's principal source of capital was the cash flow from operations. The Company's principal uses of the capital include payment for operating expenses, purchase of property, machinery and equipment, and payment of Shareholders' dividends, and purchase of the equity interest in Shanxi Nenghua.

As at 31st December 2006, the bills and accounts receivable were RMB2,211.9 million, representing a decrease of RMB12.927 million, or 0.6%, from RMB2,224.8 million as at 31st December, 2005. Bills receivable decreased by RMB88.524 million, or 4.2%, to RMB2,004.4 million as at 31st December, 2006 from RMB2,092.9 million as at 31st December, 2005. Accounts receivable increased by RMB75.597 million, or 57.3%, to RMB207.5 million as at 31st December, 2006 from RMB131.9 million as at 31st December, 2005. The increase was mainly due to (1) accounts receivable of the headquarters increased by RMB43.278 million in 2006, this was caused by the increasing of settlement balance for strategic consumers; (2) accounts receivable of Yancoal Australia Pty was RMB26.311 million in 2006; (3) accounts receivable of Shanxi Nenghua was RMB6.008 million in 2006;

The Company verified and cancelled its provision for doubtful accounts debts of RMB78.761 million during the reporting period. The Company cancelled its provision for doubtful accounts debts of RMB70.180 million and RMB8.581 million in accordance with the decision of sixth meeting (held on August 18th, 2006) and the tenth meeting (held on April 20th, 2007) of the third session of the Board respectively.

As at 31st December, 2006, inventories of the Company increased by RMB109.1 million, or 23.2%, to RMB579.6 million as at 31st December, 2006 from RMB470.5 million as at 31st December, 2005. The increase was due to the increase in coal inventories of Yancoal Australia Pty.

Prepayment and other current assets increased by RMB29.088 million, or14.4%, to RMB231.5 million as at 31st December, 2006, from RMB202.4 million as at 31st December, 2005. The increase was mainly due to the increase of prepayment of goods.

As at 31st December, 2006, bills and accounts payable increased by RMB248.0 million, or 49.8%, to RMB745.7 million from RMB497.7 million as at 31st December, 2005. The increase was mainly caused by the increase of bills payable of goods.

Other accounts payable and provisions increased by RMB323.8 million, or 20.5 %, to RMB1,899.7 million as at 31st December, 2006 from RMB1,575.9 million as at 31st December, 2005 principally due to (1) Customer's deposits increased by RMB199.5 million; (2) accounts payable increased by RMB226.3 million for purchase of properties, machinery, equipment and project materials compared to that in 2005; and (3) resources compensation payable decreased by RMB100.9 million comparing to that in 2005.

Long-term liabilities increased by RMB458.9 million, or 257.7%, to RMB637.0 million as at 31st December 2006 from RMB178.1 million as at 31st December, 2005. This was principally due to (1) the new long-term loan of RMB330.0 million for Shanxi Nenghua; (2) deferred tax liabilities increased by RMB137.5 million comparing to that in 2005.

The Company's capital expenditure for the purchase and construction of property, machinery and equipment was RMB1,290.5 million and RMB3,363.4 million in year 2005 and 2006 respectively, representing an increase of RMB2,072.9 million among which (1) capital expenditure for the construction of property increased by RMB1881.1 million; (2) capital expenditure for machinery and equipment increased by RMB185.8 million. These increases were mainly due to the increase in expenditure in the construction of properties and purchase of machinery and equipments for the projects being developed by some of the wholly owned subsidiaries and controlled entities of the Company.

According to the Acquisition Agreement of Jining III Coal Mine, the Company has paid to Yankuang Group Corporation Limited (the "Yankuang Group" or the "Controlling Shareholder") RMB13.248 million for acquisition of the mining rights of Jining Coal Mines during this reporting period

As at 31st December, 2006, the Company's debt to equity ratio was 2.1%, which was calculated on the basis of the equity attributable to equity holders of the Company and total amount of borrowings amounted to RMB18,931.8 million and RMB403.1million, respectively

The Company's estimated capital expenditure for year 2007 is RMB4,147.2 million. This is mainly attributable to: (1) the capital expenditure for the purchase of property, machinery and equipment for the existing operating 6 coal mines and railway assets of approximately RMB1,035.3 million; (2) the capital expenditure for external projects development of approximately [illegible] methanol project in Shanxi

	2006	2005
Total Assets	23,458,749	21,254,444
Total Borrowings	403,138	231,827
Equity attributable to equity holders of the Company	18,931,779	17,618,577
Net Asset Value per Share	RMB3.85	RMB3.58
Return on Net Assets (%)	12.53	16.35

SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31st December 2006 (RMB'000)	2005 (RMB'000)
Net Cash from Operating Activities	3,767,156	3,939,274
(Decrease) Increase in Cash and Cash Equivalent	(1,149,916)	667,529
Net Cash Flow per Share from Operating Activities	RMB0.77	RMB0.80

Note As at 31st December, 2002 and 2003, the total share capital of the Company was represented by 2,970 million shares, the total share capital was represented by 3,074.0 million shares as at 31st December, 2004. As at 31st December, 2005 and 31st December, 2006; the total share capital of the Company was represented by 4,918.4 million shares. Earnings per share in the above financial highlights is calculated according to the current net income attributable to the equity holders of the Company and the weighted average of shares over the years. The dividend per share, net asset value per share and net cash flow per share from operating activities in the above financial highlights are calculated based on the total share capital as at the end of each corresponding year of the Company.

The above financial indicators of year 2006 also consolidated the results of the financial statements of Shanxi Nenghua Company Limited ("Shanxi Nenghua") during this reporting period. Since 2005, the financial statements of the Company have consolidated the financial statements of Heze Nenghua Company Limited ("Heze Nenghua"). Since 2004, the financial statements of the Company have consolidated the financial statements of Shandong Yanmei Shipping Co., Ltd. ("Yanmei Shipping"), Yanzhou Coal Yulin Nenghua Limited ("Yulin Nenghua") and Yancoal Australia Pty.

The taxes, surcharges and gross profit resulting from the principal businesses of Yanmei Shipping are off set against the transportation cost of coal of the Company, thereby increasing the total coal sales. As the total sales, operating results and assets of Yanmei Shipping do not have any material impact on the Company, they are therefore not itemized in this announcement.

Yulin Nenghua and Heze Nenghua are currently under project construction and do not have a significant impact on the operational results of the Company, and hence are not itemized in this announcement.

"Headquarters of the Company" exclude subsidiaries whose operation results have been consolidated into the consolidated financial statements. These subsidiaries include Yanmei Shipping, Qingdao District Zhongyan Trading Company Limited ("Zhongyan Trading"), Yulin Nenghua, Yancoal Australia Pty, Shanxi Nenghua and Heze Nenghua.

ACHIEVEMENTS IN 2006

In 2006, the Company produced 36.05 million tonnes of raw coal, sold 34.66 million tonnes of coal and the railway transportation of coal achieved 19.49 million tonnes. In 2006, net sales of the Company was RMB12,007.3 million, among which net sales of coal was RMB11,846.9 million and net income of railway transportation services was RMB160.4 million, and the income attributable to the equity holders of the Company was RMB2,373.0 million.

COAL PRODUCTION

In 2006, the raw coal production of the Company was 36.05 million tonnes, representing an increase of 1.39 million tonnes or 4.0% as compared to the same period last year, among which, (1) the raw coal production of the Company's six coal mines in the headquarters area was 35.49 million tonnes, representing an increase of 0.83 million tonnes or 2.4%, as compared to the same period last year. The increase was mainly due to the productivity of the raw coal mines in the headquarters during the fourth quarter of 2006 having resumed their normal level; (2) the raw coal production of Yancoal Australia Pty was 0.44 million tonnes; and (3) the raw coal production of Shanxi Nenghua was 0.12 million tonnes.

The output of saleable coal of the Company was 34.64 million tonnes in 2006, representing an increase of 2.70 million tonnes, or 8.5%, as compared with that of 2005, among which, (1) the output of coal of the Company's six coal mines in the headquarters area was 34.09 million tonnes, representing an increase of 2.15 million tonnes or 6.7%, as compared with that of 2005; (2) the output of saleable coal of Yancoal Australia Pty was 0.43 million tonnes; and (3) the output of saleable coal of Shanxi Nenghua was 0.12 million tonnes.

PRODUCT PRICES AND SALES

The following table sets out the coal prices of the Company for the years ended 31st December, 2006 and 2005:

	2006 (RMB/tonnes)	2005 (RMB/tonne)
1. Headquarters		
Clean Coal		
No. 1 Clean Coal	505.38	514.20
No. 2 Clean Coal	479.40	491.51
Domestic	493.02	513.67
Exports	442.53	460.09
No. 3 Clean Coal	377.72	370.54
Domestic	387.10	361.30
Exports	362.55	381.51
Lump Coal	427.88	432.26
Domestic	427.88	434.66
Exports	–	397.53
Average coal price of Clean Coal	414.58	413.69
Domestic	429.92	420.26
Exports	382.13	404.37
Screened Raw Coal	299.89	321.85
Mixed Coal and Others	147.17	150.45
Average Coal Price of Headquarters	341.12	349.50
Domestic	332.19	333.74
2. Yancoal Australia Pty	594.55	–
3. Shanxi Nenghua	155.22	–

Notes: The coal prices represent the invoice prices less sales tax, transportation cost from the Company to ports, port charges and miscellaneous fees for coal sales.

The average coal price of the Company's headquarters was RMB341.12/tonne in 2006, representing a decrease of RMB8.38/tonne, or 2.4%, as compared with that of 2005, of which, the average domestic coal price was RMB332.19/tonne, representing a decrease of RMB1.55/tonne, or 0.5%, as compared with that of 2005 and the average export coal price was RMB382.13/tonne, representing a decrease of RMB22.24/tonne, or 5.5%, as compared with that of 2005.

The decrease in average coal price of the Company's headquarters was mainly due to the corresponding decrease in export coal price.

	2006 (RMB'000)	2005 (RMB'000)	2006 (% of total net sales)	2005 (% of total net sales)
Net sales				
Net sales of coal	11,846,948	11,353,485	98.7	98.6
Net income of railway transportation service	160,399	163,437	1.3	1.4
Total net sales	12,007,347	11,516,922	100.0	100.0
Costs of coal sales and railway transportation service				
Materials	1,320,696	1,147,572	11.0	10.0
Wages and employee welfare	1,646,018	1,258,333	13.7	10.9
Electricity	336,284	282,492	2.8	2.5
Depreciation	962,963	891,640	8.0	7.7
Repairs and maintenance	327,151	350,953	2.7	3.0
Land subsidence, restoration, rehabilitation and environmental costs	742,965	636,590	6.2	5.5
Mining rights expenses	25,049	19,604	0.2	0.2
Other transportation fee	106,572	98,787	0.9	0.9
Other costs	722,451	602,617	6.0	5.2
Total cost of sales and railway transportation service	6,190,069	5,288,588	51.6	45.9
Sales, general and administrative expenses	2,230,142	1,918,788	18.6	16.7
Total operating expenses	8,420,211	7,207,376	70.1	62.6

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for 2005 and 2006 and the notes thereto included elsewhere in this announcement. Such financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and US Generally Accepted Accounting Principles ("US GAAP"), please refer to Note II contained herein or the Company's annual report on Form 20-F filed with the Securities and Exchange Commission of United States of America, which will be provided to any Shareholder upon written request.

YEAR ENDED 31ST DECEMBER, 2006 COMPARED WITH YEAR ENDED 31ST DECEMBER 2005

The Company's realized net sales in 2006 was RMB12,007.3 million, representing an increase of RMB490.4 million, or 4.3%, compared with RMB11,516.9 million in 2005, including: (1) realized net sales of coal was RMB11,846.9 million, among which: (a)realized net sales of coal of the headquarters was RMB11,710.7 million, representing an increase of RMB357.2 million, or 3.1%, compared with RMB11,353.5 million in 2005. The increase was mainly due to an increase of coal sales volume which resulted in an increase of net sales of coal by RMB644.9 million; and a decrease of average coal prices which resulted in the decrease of net sales by RMB287.7 million; (b) consolidated net sales of coal of Yancoal Australia Pty was RMB114.4 million in 2006; (c) consolidated net sales of coal of Shanxi Nenghua was RMB21.675 million in 2006, (2) net income from railway transportation service (calculated on ex-mine basis and on the basis of transportation expenses being borne by the customers on designated railway assets) was RMB160.4 million, representing a decrease of RMB3.038 million, or 1.9%, from RMB163.4 million in 2005. The decrease was principally due to the decrease in the volume of coal deliveries.

Cost of sales and cost of railway transportation service of the Company were increased by RMB901.5 million, or 17.0%, to RMB6,190.1 million in 2006, as compared to RMB5,288.6 million in 2005. Among which: (1) cost of coal sales of the headquarters was RMB5,841.4 million, representing an increase of RMB656.6 million, or 12.7%, compared with RMB5,184.8 million in 2005; unit cost of coal sales per tonne of the headquarters was RMB170.15, representing an increase of RMB10.54, or 6.6%, compared with RMB159.61 in 2005. This was principally due to a) the increase of prices of raw materials resulting in the increase of unit cost of coal sales by RMB3.07; b) an increase of unit cost of coal sales by RMB4.49 as a result of the increase of employees' wages; c) the increase in subsidence fees of the Company as a result of the strengthening measures to resettle the villages located above the coal field resulting in the increase of unit cost of coal sales by RMB1.86; (d) frequent changes of working faces underground caused an increase of the unit coal sales by RMB1.94; (e) the partial set-off of part of the cost-increasing factors which resulted in the increase of unit cost of coal sales by the Company's tightening of cost control measures; (2) Cost of coal sales of Yancoal Australia Pty was RMB235.0 million in 2006; and (3) Cost of coal sales of Shanxi Nenghua was RMB15.909 million in 2006.

Sales, general and administrative expenses of the Company were RMB2,230.1 million in 2006, representing an increase of RMB311.3 million, or 16.2%, from RMB1,918.8 million of 2005. Among which (1) sales, general and administrative expenses of the headquarters increased by RMB378.0 million, which was mainly due to the increase in employees' insurance, wages and depreciation expenses; (2) Shanxi Nenghua's sales, general and management expenses of RMB5.106 million in 2006 were included; and (3) sales, general and management expenses of Yancoal Australia Pty in 2006 decreased by RMB42.043 million compared with that in 2005.

Other operating income of the Company increased by RMB30.799 million or 22.8%, to RMB165.8 million in 2006 from RMB135.0 million in 2005. This was mainly due to: (1) profit from material and fittings increased by RMB12.874 million; (2) interest income of bank deposit increased by RMB8.401 million.

Interest expenses of the Company increased by RMB1.738 million, or 7.1%, to RMB26.349 million in 2006 from RMB24.611 million in 2005.

Income before income taxes of the Company decreased by RMB693.4 million, or 15.7%, to RMB3,726.6 million in 2006 from RMB4,420.0 million in 2005.

Income attributable to the equity holders of the Company decreased by RMB508.5 million, or 17.6%, to RMB2,373.0 million in 2006 from RMB2,881.5 million in 2005.

Total assets increased by RMB2,204.3 million, or 10.4%, to RMB23,458.7 million as at 31st December, 2006 from RMB21,254.4 million as at 31st December 2005. This was principally due to the increase of the appreciation of asset value from the Company's production and operation activities.

Total liabilities increased by RMB857.9 million, or 23.8%, to RMB4,465.0 million as at 31st December, 2006 from RMB3,607.1 million as at 31st December, 2005.

Equity attributable to equity holders of the Company increased by RMB1,313.2 million, or 7.5%, to RMB18,931.80 million as at 31st December, 2006 from RMB17,618.6 million as at 31st December, 2005. The increase was mainly due to the increase of profit from operating activities.

above capital expenditure will be mainly from the Company's cash in hand and the balance proceeds from the placing of H shares in 2004.

The cash currently held by the Company and the plenitude capital sources will be able to satisfy its operational and development requirements.

TAXATION

The Company is still subject to an income tax rate of 33% on its taxable profits in 2006.

US GAAP RECONCILIATION

The Company's audited financial statements are prepared in compliance with IFRS, which differs in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). Please refer to Note II contained herein for a description of the differences between IFRS and US GAAP, and the current income attributable to equity holders of the Company for the year ended 31st December, 2006 and the equity attributable to equity holders of the Company as at 31st December, 2006 after reconciliation made in accordance with US GAAP.

OUTLOOK FOR 2007

The demand and supply of coal in the domestic market will generally be in equilibrium, and the coal price maintains stable.

Since China's economic growth rate is maintained above 8%, the demand of coal by electricity power, metallurgy, building materials, chemicals and other primary industries will still be strong. The domestic coal resource supply will be increased due to additional production from newly constructed coalmines as well as policy adjustment by the Chinese Government, which abolished the tax refund for coal export, levied additional coal export tariff and reduced coal import tariff. The bottleneck of coal transportation capacity will be difficult to breakthrough radically in the short term. The Chinese Government will continue regulating and closing down sub-standard coal mines and strictly request the increase of safety investment. The Eleventh Five-Year Plan of Coal Industry encourages the development of large-scale coal enterprises under a group structure and the raising of admittance requirements for newly constructed coal mine, which is in favor of improving the centralization of China's coal industry and enhancing the competitive advantages of large scale coal enterprises. The safety production level and operation system of the coal industry will be greatly improved.

The demand for coal will be strong in the international coal market with stable coal prices coupled with steady increase. Due to continuous growth of the world economy, steady development of electric power and metallurgy industries, and the constant growth of oil price at a high level, the coal industry is one of the fastest-growing energy industries in terms of demand. The export volume of coal from Australia will remain stable on the whole, the export volume of coal from Indonesia and Vietnam will increase; while the import volume of coal by Japan and South Korea will remain stable and the import volume of coal by China and India will increase. Therefore, the demand and supply in the East Asian coal markets will be stable on the whole, and the supply of prime coal will be slightly tight. China's adjustment in coal import and export policy in response to the strong domestic demand of coal will be in favor of the price rising in the East Asian coal market. The contract price for coal sales signed among international coal markets will be higher than in the year of 2006 on the whole. Ever since January 2007, the spot price of the Australian BJ steam coal has been stable with an increase trend. It is expected that the international coal price in 2007 will be stable coupled with steady increase. The average coal sales price of the Company is expected to increase slightly in 2007. Currently, the Company has signed domestic coal sales contracts of 13.03 million tonnes, with average contract price increase of RMB52.04 per tonne or 19.21% higher than the year of 2006.

The spot price for coal will be adjusted in response to market changes. Though the negotiation for coal export has not been completed, it is expected that the Company's contract price of export coal will be slightly higher than the year of 2006.

The sales target for the year 2007 of the Company is 37.5 million tonnes including (a) the headquarters' sales target is 34.50 million tonnes among which the export target is 3 million tonnes; (b) Yancoal Austrlce Pty's sales target is 2 million tonnes; (c) Shanxi Nenghua's sales target is 1 million tonnes.

OPERATING STRATEGIES

The Company will continue to improve its profitability and Shareholders' return through operating strategies of organic development and external expansion in parallel. In 2007, the Company will focus on the following operating strategies:

Improving operation management and enhancing profitability of the existing coal mines. Firstly, the Company will stabilize the output and sales volume of its headquarters, focus on optimizing coal mine production system, and make great efforts in improving the output of Austar Coalmine in Australia and Tianchi Coalmine of Shanxi Energy & Chemical Co. Secondly, the Company will continue to implement the "Three Nil Project" and the "Four Optimizations", arrange the mix of domestic sales and coal export reasonably, adjust products mix of varieties, and increase the profitable sales of clean coal. Thirdly, giving prominence to management and cost control, the Company will ensure effective cost control through continuously improving financial control systems, strengthening capital budgeting management, and improving performance assessment systems for reward and punishment.

Expediting the existing projects construction and persisting to seek for new acquisition opportunities. The Company would strengthen project investment management in order to achieve standardization, optimization and high efficiency. Yushuwan Coalmine of Shannxi Province and 0.1 million tonnes of methanol project in Shanxi Province will be put into production in 2007, the construction of Zhaolou Coal mine of Shandong Province and 0.6 million tones of methanol project of Shannxi Province will be expedited this year so that they may be put into operation in the year of 2008. Meanwhile, through expending assets scale of coal mines, developing and expanding the further processing of coal, the Company will continue to seek new investment opportunities of coal reserves and correlative industries both at home and abroad.

Regulating operations and improving the management expertise of the Company. The Company plans to continue promoting the construction of its internal control system. Pursuant to the requirements of the US Sarbanes-Oxley Act, the Guidance on Internal Control for the Listed Companies of the Shanghai Stock Exchange, the Rules Governing the Listing of Securities on The Hong Kong Stock Exchange Limited (the "Hong Kong Listing Rules"), the relevant laws and regulations of the stock-listing places both in China and foreign countries and the requirements stipulated by the supervisory and management institutes of listed companies, the Company will improve its internal control of work flow and system. The Company will also strengthen training for its Directors, Supervisors, senior management and other senior working staff to strengthen their self-discipline and sense of responsibility, and to optimize corporate governance for the promotion of the standard operations of the Company.

			1,908,270

...icine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
67,264	2,276,443	-	6,025,285
34,477	551,149	109,578	1,143,877
			156,826
			(82,024)
48,677	(104,643)	32,141	2,839
26,632	162,386	(86,486)	102,532
			189,661
			(28,185)
			2,324
			(31,247)
			1,449,603
			(194,042)
			1,255,561

	2006 HK$'000	2005 HK$'000
	86,106	75,952
	149,696	111,313
	235,802	187,265
	1,291	(15,759)
	(971)	-
	320	(15,759)
	320	22,536
	236,442	194,042

(2005: 17.5%) of the estimated assessable profit

in the PRC, the Group's PRC subsidiaries are PRC income tax for a number of years. Certain tax rates because they are classified as "high The current year's PRC income tax charges are tax incentives, ranging from 7.5% to 33%.

	2006 HK$'000	2005 HK$'000
...ing (crediting):		
...ed in cost of sales)	67,335	41,950
...d in		
	13,861	6,978
...and equipment	234,786	211,538
...ment	6,873	3,500
	53,292	24,424
...investments		
	1,900	9,648
	49,273	64,711
...ution		
...led entities)	(1,542)	7,968
	18,823	45,949

	2006 HK$'000	2005 HK$'000
	213,071	193,458
	212,987	336,347
	426,058	529,805

...been proposed by the Board of Directors and is ...ual general meeting. The final dividend proposed ...ized as liability on balance sheet date

...only four months of its turnover was accounted for in the prior year.

The increase in the stake in Hangzhou Huqingyutang Pharmaceutical Co. Ltd. to 51% by the Group was completed in July 2005, which gave an additional turnover to the medicine business this year since only six months of its turnover was accounted for in the prior year. This has helped offset the adverse impacts on the turnover of the medicine business brought by the changes of policies to the pharmaceutical industry in the PRC and media reports on quality issue of medicine products.

2. *Profit Contribution from Each Business*

The infrastructure facilities business recorded an increase in profit of approximately 230.9% for the year, which was mainly attributable to an approximately HK$171.76 million compensation for the deficiency in toll revenue due to the widening and alteration construction of the A11 Expressway received by Hu-Ning Expressway and a gain of approximately HK$243.67 million from the disposal of 10% equity stake in Pudong Container by the Group.

The decrease in profit contribution of the medicine business was mainly due to the inclusion of a disposal gain of Shanghai Sunve Pharmaceutical Co. Ltd. ("Shanghai Sunve") of approximately HK$35.25 million in prior year comparative, and the financial performances of some entities for the year were adversely affected by a series of changes in policies towards the pharmaceutical industry in the PRC.

The Group had implemented SI Pharmaceutical's share reform plan, under which all holders of freely transferable shares of SI Pharmaceutical were given three non-freely transferable shares for every ten freely transferable shares held by each such holder. This share reform plan obtained all relevant approvals in June 2006, and the Group recorded a dilution loss of approximately HK$214.96 million.

The consumer product business was hit by a loss of approximately HK$27.74 million resulting from the implementation of Bright Dairy's share reform plan, under which all holders of freely transferable shares of Bright Dairy were given RMB8.46 in cash and 1.2 non-freely transferable shares for every ten freely transferable shares held by each shareholder. In addition, as part of the share reform plan, the Group transferred 44,099,410 non-tradable shares to Danone Asia Pte Ltd.

Excluding the loss of Bright Dairy's share reform plan, the consumer product business recorded an increase in profit contribution of approximately 27.1%. Among various entities under consumer product, the key profit driver for the year was Huizhong Automotive, whose financial results improved as a result of its endeavors in cost reduction and the general improvement in the PRC automobile market conditions. As for major profit contributors, Nanyang Tobacco and Wing Fat Printing, maintained steady growth momentum.

Due to an ongoing inventory correction of some of its customers that have pushed out wafer orders, SMIC recorded an operating loss this year. However the loss has been significantly reduced in comparison with last year.

3. *Profit before Taxation*

(1) Gross profit margin

Gross profit margin for the year was 37.1%, representing a decrease of approximately 1.2 percentage point compared to 38.3% last year. The decrease was attributable to the consolidation of the results of Hebei Yongxin Paper since September 2005, which was engaged in paper production business with relatively lower gross profit margin.

(2) Investment income

The increase in investment income was mainly due to a gain of approximately HK$268.07 million booked this year from the disposal of 10% equity interest in Pudong Container, while investment income for 2005 was mainly derived from the disposal gain on investment in China Netcom Group Corporation (Hong Kong) Ltd. amounting to approximately HK$91.74 million.

HK$2,293.75 million), of which 83.3 % (2005: 82.9%) was an unsecured credit facility.

(2) Pledge of Assets

As at 31st December 2006, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

(a) plant and machinery with a carrying value of approximately HK$22,857,000 (2005: HK$32,034,000);
(b) leasehold land and buildings with a carrying value of approximately HK$195,494,000 (2005: HK$230,099,000);
(c) motor vehicles with a carrying value of approximately HK$82,000 (2005: HK$165,000); and
(d) bank deposit of approximately HK$560,000 (2005: nil).

(3) Contingent Liabilities

As at 31st December 2006, the Group has given guarantees to banks in respect of banking facilities utilized by Xian Wing Fat Packing Co. Ltd., Jinan Quanyong Printing Co. Ltd. and a third party of HK$64.80 million (2005: HK$19.63 million) in total.

3. *Bank deposits and short-term investments*

As at 31st December 2006, bank balances and short-term investments held by the Group amounted to HK$6,805.56 million (2005: HK$6,068.40 million) and HK$1,660.11 million (2005: HK$1,070.04 million) respectively. The proportions of US dollars, Renminbi and HK dollars were 59%, 29% and 12% (2005: 47%, 39% and 14%) respectively. Short-term investments mainly consisted of investments such as funds, equity linked notes, bonds and Hong Kong listed shares.

At present, the Group is in a net cash position. While having sufficient working capital and a healthy interest cover, there are sufficient financial resources and fund raising capabilities, the Group is monitoring market situation and seek opportunities to optimize capital structure should needs arise.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Wednesday, 30th May 2007 at 3:00 p.m. Notice of the meeting will be published in the South China Morning Post and Hong Kong Economic Times and despatched to Shareholders on Monday, 30th April 2007.

REVIEW OF ANNUAL RESULTS

The Audit Committee has reviewed the Company's consolidated annual results for the year ended 31st December 2006.

CORPORATE GOVERNANCE

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31st December 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF THE ANNUAL RESULTS AND ANNUAL REPORT

This results announcement is published on The Stock Exchange of Hong Kong Limited's (the "Stock Exchange") website (*www.hkex.com.hk*) and the Company's website (*www.sihl.com.hk*). The 2006 Annual Report will be despatched to Shareholders on or before Monday, 30th April 2007 and will be available at the Stock Exchange's website and the Company's website accordingly.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises eight Executive Directors, namely Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun; three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

Announcement of 2006 Annual Results

Notes	2006 HK$'000	2005 HK$'000
9	1,535,920	1,297,662
	102,464	65,236
	614,741	1,320,175
	2,253,125	2,683,073
	8,978,152	7,627,026
	21,405,003	19,289,082
	96,850	96,753
	17,408,531	16,279,139
	17,505,381	16,375,892
	2,225,614	1,832,137
	19,730,995	18,208,029
	1,561,962	973,574
	112,046	107,479
	1,674,008	1,081,053
	21,405,003	19,289,082

...nsolidated accounts does not constitute the ...1st December 2006 but is derived from those

...n accordance with all applicable Hong Kong ...Kong Institute of Certified Public Accountants ...e preparation of these accounts are consistent ...t for changes made thereafter as adopting the ...39 "Financial instruments: recognition and ...adoption of this amendment does not have a ...lts of operations and financial position for

...w standards and interpretations issued by the ...31st December 2006

...epared on the historical cost basis except for ...h are measured at revalued amounts or fair

	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
	2,345,474	-	-	4,851,821
	565,312	-	-	1,139,469
				306,561
				(104,355)
	23,832	30,000	(78,431)	21,152
	173,855	(31,000)	-	157,215
				23,842
				360,874
				(214,955)
				(21,739)
				(32,352)

(7) EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data.

	2006 HK$'000	2005 HK$'000
Earnings:		
Profits for the purposes of basic earnings per share (profit for the year attributable to equity holders of the Company)	1,257,778	1,027,940
Effect of dilutive potential ordinary shares – adjustment to the share of results of a jointly controlled entity based on potential dilution of its earnings per share	(3,261)	(2,240)
Earnings for the purposes of diluted earnings per share	1,254,517	1,025,700

	2006	2005
Number of shares		
Weighted average number of ordinary shares for the purposes of basic earnings per share	968,164,208	963,971,274
Effect of dilutive potential ordinary shares – share options	1,625,102	2,925,399
Weighted average number of ordinary shares for the purposes of diluted earnings per share	969,789,310	966,896,673

(8) TRADE AND OTHER RECEIVABLES

The Group generally allows credit period ranging from 30 days to 90 days to its trade customers. Included in trade and other receivables are trade receivables of HK$895,234,000 (2005: HK$943,147,000) and their aged analysis is as follows

	2006 HK$'000	2005 HK$'000
Trade receivables		
Within 30 days	377,371	496,563
Within 31 – 60 days	200,436	174,943
Within 61 – 90 days	93,395	78,413
Within 91 – 180 days	104,554	106,355
Within 181 – 360 days	99,781	57,750
Over 360 days	19,697	29,123
	895,234	943,147

(9) TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of HK$681,779,000 (2005: HK$578,475,000) and their aged analysis is as follows

	2006 HK$'000	2005 HK$'000
Trade payables		
Within 30 days	483,708	356,876
Within 31 – 60 days	78,084	91,492
Within 61 – 90 days	29,017	42,345
Within 91 – 180 days	42,482	37,727
Within 181 – 360 days	17,499	25,738
Over 360 days	30,989	24,297
	681,779	578,475

FINANCIAL REVIEW

I. Analysis of Financial Results

1. Turnover

The turnover of the Group in 2006 increased by approximately 13.7% over 2005, which was mainly driven by the newly consolidated subsidiaries from the medicine and consumer product businesses, as well as the considerable increase of toll revenue of infrastructure facilities.

The completion of expansion and widening works of Hu-Ning Expressway (Jiangsu section) had induced more traffic flow on Hu-Ning Expressway (Shanghai section), resulting in a significant year-on-year increase in toll revenue. In addition, the sales tax on toll revenue was reduced to 3% with effect from 1st June 2005. A full year's impact on this positive factor was accounted for in 2006.

The turnover growth in consumer product business was ...

(3) Other income

Other income was mainly derived from a compensation received by Hu-Ning Expressway for the deficiency in its toll revenue of approximately HK$171.76 million, representing a significant increase as last year comparative mainly comprised the write back of provisions for the consumer product business and the re-investment tax refund etc.

(4) Share of results of jointly controlled entities

Even though the market sentiment in the PRC automobile industry showed some signs of improvement, automobile and component makers continued to experience tough times amid increasing raw material costs and oil price. Huizhong Automotive, being the major jointly controlled entity of the Group, managed to turn its results around to make profits again by implementing cost reduction and other measures, resulting in an improvement in the share of results of jointly controlled entities.

(5) Share of results of associates

Due to an ongoing inventory correction that some of its customers have pushed out wafer orders, SMIC still recorded a loss this year but in a smaller magnitude; hence the share of results of associates increase this year.

(6) Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities

The Group recorded a net gain on disposal of three medicine entities last year, including Sunve Pharmaceutical and two invested entities of SI Pharmaceutical. In the absence of similar disposal this year, the net gain on disposal of interests in jointly controlled entities and associates decreased significantly.

4. Dividends

The Group adopts a stable growth dividend payout policy. The Board of Directors of the Group has proposed to declare a final dividend of HK30 cents per share, together with an interim dividend of HK22 cents per share, the total dividend amounts to HK52 cents per share for the year. The payout ratio was approximately 40%, an increase of 0.7 percentage point as compared with the payout ratio of approximately 39.3% in 2005.

II. Financial Position of the Group

1. Capital and shareholders' equity

The Group had a total of 968,504,000 shares in issue as at 31st December 2006, which was increased by 971,000 shares as compared with the 967,533,000 shares in issue at the end of 2005. The increase is mainly attributable to the exercise of share options by employees.

The Group maintains a stable financial condition. The shareholders' equity, increased by approximately HK$1,129.49 million to HK$17,505.38 million as at 31st December 2006, which was attributable to the net profits and the increase in number of shares in issue for the year after deducting the dividend actually paid during the year.

2. Indebtedness

(1) Borrowings

The Group took advantage of the liquidity in the banking and financial markets, and obtained a five-year term and revolving syndication loan facilities of HK$3 billion during the year through a wholly-owned subsidiary, SIHL Finance Limited. This arrangement not only provides re-financing for part of the existing loans with a lower int...

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project in central Wenzhou, the city water supply project of Suifenhe and the sewage treatment project in the river east of Xiangtan. The total investment required for the projects will exceed HK$120 million, adding daily water supply and sewage treatment capacity of 410,000 tonnes. General Water of China has concluded a total of 14 investment projects in nine cities nationwide in the areas of water sources, water supply and sewage up till 31st December 2006, with a scheduled daily treatment capacity of 4,299,000 tonnes, being water supply capacity of 2,875,000 tonnes and sewage treatment capacity of 1,424,000 tonnes.

While continuing to explore new markets, General Water of China strived to complete the construction work of various BOT projects on schedule and get ready for commencement of operation. During the year, the adjustment of water supply prices proposed by General Water of China (BengBu) Co. Ltd. was approved by the relevant government authorities. The increment ranges from 8% to 36%. Reforms for utilities prices are underway in Mainland China, and this is expected to further benefit the water supply projects owned by the company.

During the year, the Group sold all of its equity interest in Shanghai Pudong International Container Terminals Ltd. ("Pudong Container") for a consideration of HK$447 million. The disposal enabled the Group to further optimize its business structure and generated an after-tax exceptional gain of approximately HK$244 million for the Group.

Medicine

The operating environment of the overall medicine industry in Mainland China went through significant changes in 2006 which adversely affected the operation of the pharmaceutical companies generally. Various measures were adopted to enhance the profitability of the Group's medicine business and to enhance its vulnerability to industry fluctuations, in particular, to advocate and encourage innovation of its enterprises to enhance their competitiveness; to strive for commercialization of the three State Category I New Drugs of the Group; to achieve an impressive growth rate in the sales of health food and OTC drugs which offset the adverse impacts brought by the declining sales of prescription drugs; and to maintain the persistent high growth rate of profit contribution from MicroPort Medical (Shanghai) Co. Ltd. ("MicroPort Medical")

Among the Group's three State Category I New Drug, "Kai Li Kang" was launched in the market in April 2006, and accepted by over 100 A-grade hospitals. After the new drug certificate of "Oncorine (H101)" was obtained in 2005, the GMP certificate was issued in July of the year and the product was launched in the market in October. The construction and trial operation of the GMP plant for the "TNF" project was completed. The application of production approval was in progress.

Chinese Medicine and Health Food

During the year, the sales of "Qingchunbao" health food and OTC drugs series resumed growth. Sales of health food series increased by 15.2% compared with last year. The sales of "Qingchunbao" Anti-ageing Tablets, an OTC drug increased remarkably by 26.2% to HK$238 million. Nevertheless, due to the adverse news relating to other products in the industry and adjustment of the medicine industry policies in Mainland China, the overall sales of the prescription drugs of the Group declined. This has offset the growth of OTC drugs and health food businesses.

Biomedicine

Guangdong Techpool Biochem Pharma Co. Ltd. is one of the manufacturers with the most comprehensive range of urinary protein products in Mainland China. Its major product, "Techpool Luoan", is an exclusive product range in Mainland China. The company continued to expand the development of Techpool Luoan's application in the area of critical illnesses, and focused in the development of narcotic, burns, etc. with satisfactory results. During the year, the product achieved sales revenue of HK$134 million, an increase of 7.2% compared with last year.

Chemical Medicine

During the year, "Changzhou Pharmaceutical" brand series of chemical medicines recorded a turnover of more than HK$300 million. Major medicine sales were satisfactory. Sales of "Captopril Tablets" and "Compound Reserpine Tablets" increased by 18.8% and 15.5% respectively. Several major raw pharmaceuticals of the Company, namely "Raw Captopril", "Raw Chlordiazeposide", achieved a profit declined 27.6% to HK$148 million.

Printing and Paper Products

The recent development of Wing Fat Printing was characterized by its divisionalised and vertical integration strategy. While expanding its printing business, Wing Fat Printing increased its stakes in various well performed projects. This strategy was proved to be effective. During the year, the turnover for Wing Fat Printing increased by 48.15% to HK$1,400 million. Net profit grew 18.4% to HK$149 million. In 2006, Wing Fat Printing further expanded its business of cigarette box production in Mainland China under the favourable CEPA policy. Total sales of cigarette box packaging recorded a significant increase of 55.76% over last year.

Automobiles and Parts

During the year, Shanghai Huizhong Automotive Manufacturing Co. Ltd.'s ("Huizhong Automotive") results rebounded through market exploration and cost reduction efforts. Turnover increased by 43.0% to HK$5,533 million. Currently, the company mainly focused in the sales of parts, while the sales of automobiles only accounted for approximately 19.8%. The sales of parts remained focused on selling accessories to Shanghai Volkswagen Co. Ltd., followed by selling accessories to Shanghai General Motors Co. Ltd.

Shanghai SIIC Transportation Electric Co. Ltd. recorded satisfactory results during the year. Net profit increased by 134.5% to HK$68.84 million and turnover increased by 33.6% to HK$443 million. The aggregate sales of automatic windows, a major product of the company, grew 44.2% to HK$170 million. Sales of exported goods of the Company increased by 28.63% during the year.

Supermarket Chains

During the year, the turnover for Lianhua Supermarket Holdings Co. Ltd. ("Lianhua Supermarket") grew 15% to HK$1,597 million. Profits attributable to shareholders remained steady this year of HK$235 million. During the year, the number of stores of Lianhua Supermarket reached 107, of which 78 were located in eastern China. As at 31st December 2006, the total number of stores directly and jointly operated by Lianhua Supermarket reached 3,716 (excluding stores operated by the associates), of which 50% were franchised stores.

Others

After deducting exceptional gains generated from the disposal of strategic investment project in previous year, losses in technology information business has been reduced from HK$46.40 million to HK$10.42 million. The net loss of Semiconductor Manufacturing International Corporation ("SMIC") decreased significantly compared with the last year. Turnover increased by 25.1% to HK$11.43 billion. During the year, the net profit of Shanghai Information Investment Inc. ("Shanghai Information Investment") increased 42.5% to HK$121 million. During the year, Shanghai Information Investment actively increased its efforts in expanding investments in the education business made use of networks and strived to explore and develop the electronic payment and settlement business and related businesses.

In addition, Shanghai Industrial Pharmaceutical Investment Co. Ltd. ("SI Pharmaceutical") and Bright Dairy of the Group, both listed in the A Shares market of the Shanghai Stock Exchange, completed their share reform plans in June and October of 2006 respectively. The 56.63% non-tradable shares of SI Pharmaceutical and the 30.78% non-tradable shares of Bright Dairy held by the Group were converted to 43.62% tradable shares and 25.17% tradable shares respectively. Although the reforms brought about exceptional losses totalling HK$243 million for the Group, the values of the shares increased significantly following the completion of the reforms. The current market price of the shares of SI Pharmaceutical and Bright Dairy recorded an altogether increase of approximately 127% since the share reform plans were announced, with the market capitalization of the two companies amounted to HK$17.5 billion respectively *(The calculation is based on the closing price of the relevant shares in the A Shares market of the Shanghai Stock Exchange as at 20th April 2007).*

Notes:

[1] Net profits from recurring operations refers to profit contribution before Exceptional Items.

[2] Exceptional items refer to exceptional losses of about HK$243 million brought by the share reform plans of SI Pharmaceutical and Bright Dairy and an after-tax exceptional gain of about HK$244 million derived from the disposal of a 10% interests in Pudong Container

	Notes		
Investment income		726,676	389,460
Other income		310,815	162,361
Distribution costs		(873,253)	(830,374)
Administrative expenses		(792,179)	(716,676)
Other expenses		(1,900)	(9,648)
Finance costs		(104,555)	(82,024)
Share of results of jointly controlled entities		21,152	2,839
Share of results of associates		157,215	102,532
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities		23,842	180,661
Dilution loss on share reform of a subsidiary		(214,955)	–
Loss on share reform of an associate		(27,739)	–
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and a jointly controlled entity		(32,352)	(26,185)
Discount on acquisition of additional interests in subsidiaries		–	2,324
Impairment loss on assets classified as held for sale		–	(31,247)
Profit before taxation		1,736,712	1,449,603
Income tax expenses	4	(236,442)	(194,042)
Profit for the year	5	1,500,270	1,255,561
Attributable to			
– Equity holders of the Company		1,257,778	1,027,940
– Minority interests		242,492	227,621
		1,500,270	1,255,561
Dividends	6	426,058	529,805
Earnings per share	7		
– Basic		HK$1.30	HK$1.07
– Diluted		HK$1.29	HK$1.06

CONSOLIDATED BALANCE SHEET
As at 31st December 2006

	Notes	2006 *HK$'000*	2005 *HK$'000*
Non-Current Assets			
Investment properties		80,570	51,830
Property, plant and equipment		2,671,797	2,404,338
Prepaid lease payments – non-current portion		251,016	225,238
Toll road operating right		1,778,596	1,776,798
Other intangible assets		89,659	95,077
Goodwill		421,825	397,987
Interests in jointly controlled entities		2,444,993	2,390,508
Interests in associates		3,793,890	3,868,057
Available-for-sale investments		197,109	321,054
Loan receivables – non-current portion		3,689	4,277
Deposits paid on acquisition of property, plant and equipment		664,945	26,326
Deposit paid on acquisition of a subsidiary		–	68,269
Derivative financial instruments		–	6,421
Deferred tax assets		28,762	25,876
		12,426,851	11,662,056
Current Assets			
Inventories		1,216,612	1,215,725
Trade and other receivables	8	1,513,127	1,539,861
Prepaid lease payments - current portion		7,035	8,129
Loan receivables - current portion		–	62,757
Financial assets at fair value through profit or loss		1,660,111	1,070,042
Pledged bank deposits		28,560	28,000
Short-term bank deposits		674,845	275,804
Bank balances and cash		6,102,154	5,764,596
		11,202,444	9,964,914
Assets classified as held for sale		28,833	345,185
		11,231,277	10,310,099

Profit for the year

For the year ended 31st Decembe

Info

TURNOVER
External sales

Segment results

Net unallocated corporate income
Finance costs
Share of results of jointly controlled entities
Share of results of associates
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and a jointly controlled entity
Discount on acquisition of additional interests in subsidiaries
Impairment loss on assets classified as held for sale

Profit before taxation
Income tax expenses

Profit for the year

(4) INCOME TAX EXPENSES

Current tax
– Hong Kong
– Other regions in the PRC

Under(over)provision in prior ye
– Hong Kong
– Other regions in the PRC

Deferred tax

Hong Kong Profits Tax is calc
for the year

Pursuant to the relevant laws
entitled to certain exemption a
PRC subsidiaries are also enti
technology entities" under the
arrived at after taking into accou

(5) PROFIT FOR THE YEAR

Profit for the year has been arri

Amortisation of toll road operat
Amortisation of other intangible
administrative expenses)
Depreciation and amortisation
Release of prepaid lease payme
Impairment loss on bad and dou
Impairment loss recognised on
(included in other expenses)
Research and development cost
Share of PRC income tax of join
(included in share of results o
Share of PRC income tax of ass
(included in share of results o

(6) DIVIDENDS

2006 interim dividend of HK22
(2005: HK20 cents) per share
2005 final dividend of HK22 ce
(2004: HK35 cents) per share

A final dividend of HK30 cen
subject to approval by the shar
after the balance sheet date has

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

HIGHLIGHTS

	2006	2005	Change
	HK$'000	*HK$'000*	%
Turnover	**6,851,023**	6,025,285	+13.7%
Gross Profit	**2,543,945**	2,305,580	+10.3%
Profit before taxation	**1,736,712**	1,449,603	+19.8%
Profit attributable to shareholders	**1,257,778**	1,027,940	+22.4%
Proposed final dividend	**HK30 cents**	HK22 cents	+36.4%
Earnings per share – Basic	**HK$1.30**	HK$1.07	+21.5%
– Diluted	**HK$1.29**	HK$1.06	+21.7%

BUSINESS REVIEW

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") is pleased to announce that for the year ended 31st December 2006, the audited turnover increased 13.7% to HK$6,851 million. Profit attributable to shareholders increased remarkably by 22.4% to HK$1,258 million. Basic earnings per share increased by 21.5% to HK$1.30.

Net profits from recurring operations[1] of the businesses of infrastructure facilities, medicine and consumer products amounted to HK$371 million, HK$163 million and HK$595 million, accounting for 33.2%, 14.6% and 53.2% of the Group's Net Business Profit before Exceptional Items[2] respectively.

Infrastructure Facilities

Toll Roads

During the year, the traffic flow of Hu-Ning Expressway (Shanghai Section) reached 22.89 million vehicles, representing an increase of more than 50% compared with the previous year. The significant increase was mainly due to the rapid upturn of the traffic flow following the completion of the widening works of the Hu-Ning Expressway (Jiangsu Section) at the end of 2005 and the commencement of the road works of Hu-Jia Expressway in October of the year.

The widening and alteration works of the Hu-Ning Expressway (Shanghai Section) commenced during the year, doubling the original dual carriageway with four lanes to a dual carriageway with eight lanes. While successfully securing favourable terms to limit the capital commitment of the Group in respect of the construction work to HK$1,680 million, the Group shall be compensated for the deficiency in toll revenue during the three years construction period. The toll revenue and compensation received in 2006 amounted to HK$452 million. The arrangement would reduce the overall investment risks of the Group in expressways, and ensure that income from the projects would not be adversely affected by the widening and alterations works. Upon completion of the works, the traffic flow of the expressway will increase significantly and contribute to the sustainable growth of future profits.

The Yongjin Expressway (Jinhua Section) was in its first year of operation in 2006 after completion of its construction work at the end of December 2005, with annual toll revenue amounted to HK$107 million. The second half toll revenue of the year increased 15.9% over the first half showing sign of improvement in traffic flow.

Water Services

. . . .

satisfactory increase in sales of over 21.0% and 14.9% during the year. This has offset the adverse effect bought by the decrease in sales of "Raw Qiangli Meisu".

In addition, the Changzhou Pharmaceutical Factory, a subsidiary of Changzhou Pharmaceutical Co. Ltd. was permitted in early 2007 as the first 10 manufacturing enterprises supplying basic medicines for cities, communities and villages in Mainland China, contributing positively to the medicine sales of the company. The said basic medicines include "Paracetamol Tablets", "Compound Reserpine Tablets", "Metformin Hydrochloride Tablets" and "Atropine Sulfate Injection".

Medical Equipment

In 2006, the business of MicroPort Medical continued its rapid development, further enhancing and expanding its sales. In particular, the sales network of "Firebird Eluting Coronary Stents" expanded into countries in the EU, Latin America, Japan and Southeast Asia, with accumulated sales of over 100,000 pieces. In 2006, the Company's innovation and independent development was recognized through technology awards and honours of the State and locality, including a second prize for the 2006 State Technology Advancement in the design and key production technology for "Coronary Drug Stents".

Consumer Products

Nanyang Brothers Tobacco Co. Ltd. ("Nanyang Tobacco") and The Wing Fat Printing Co. Ltd. ("Wing Fat Printing") are the Group's core businesses in consumer products segment. Both of them are maintaining sustainable business growth. The automobiles market in Mainland China showed signs of improvement. The persistent increase in sales of automobiles boosted the profitability of the manufacturers of automotive parts. This offset the adverse impact arising from the decline in profits of Bright Dairy and Food Co. Ltd. ("Bright Dairy") towards the consumer products business.

Tobacco

During the year, turnover for Nanyang Tobacco increased by 7.8% to HK$1,638 million, while its net profit after deducting non-recurring factors in the previous year increased 2.4% to HK$328 million. Nanyang Tobacco, whose products are mainly for exports, has expanded its markets to include Thailand, the Middle East, Australia, New Zealand as well as Indonesia. Sales volume in the tax-free market and the PRC market respectively increased remarkably by 30% during the year.

Dairy

As consumption in the PRC becomes more sophisticated, demand for

PROSPECTS

The economy of Mainland China has continued to grow, with the gradual opening of the capital markets and acceleration in capital market reforms. Along with continuous improvement and adjustments in industry policies, the Group is faced with unprecedented development opportunities. By capitalizing on its unique position with Shanghai background, it will integrate into a new round of the economic development plans in Shanghai, identify new opportunities in the restructuring of state-owned assets, strive to achieve scalable acquisitions and tap into new business segments.

Looking ahead, the Group will count on the stable development of the consumer products business and concentrate its investments in the infrastructure facilities and medicine businesses and consider tapping into the real estate business, so as to maintain sustainable growth in recurrent operating profit. Meanwhile, efforts will be devoted to capture opportunities arising from the new trend of capital development in Hong Kong and Mainland China. The Group will endeavour to take advantage of the capital market conditions in both Hong Kong and China and to further optimize capital structure of the Group. Resources will be consolidated in core businesses and efforts will be made to increase return from investments in order to maximize shareholders' value.

Cai Lai Xing
Chairman

Hong Kong, 20th April 2007

FINAL DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK30 cents per share (2005: HK22 cents per share) for the year ended 31st December 2006. Subject to approval by the Shareholders at the forthcoming Annual General Meeting to be held on 30th May 2007, the final dividend will be paid on 8th June 2007 to Shareholders whose names appear on the Register of Members of the Company on 30th May 2007. Together with the interim dividend of HK22 cents per share (2005: HK20 cents per share), the total dividend for the year amounts to HK52 cents per share (2005: HK42 cents per share). The dividend payout ratio is 40% (2005: 39.3%).

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 28th May 2007 to Wednesday, 30th May 2007, both days inclusive, during which period no transfer of shares will be effected. Dividend warrants will be dispatched to Shareholders on or about Friday, 8th June 2007. In order to qualify for the final dividend to be approved at the 2007 Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Friday, 25th May 2007.

CONSOLIDATED INCOME STATEMENT
For the year ended 31st December 2006

	2006	2005

Current Liabilities
Trade and other payables
Taxation payable
Short-term bank and other borrow

Net Current Assets

Total Assets Less Current Liabilit

Capital and Reserves
Share capital
Reserves

Equity attributable to equity hold the Company
Minority interests

Total Equity

Non-Current Liabilities
Long-term bank and other borrov
Deferred tax liabilities

Notes:

(1) FINANCIAL STATEMENTS

The financial information contain Group's financial statements for the financial statements.

(2) BASIS OF PREPARATION

These consolidated accounts have b Financial Reporting Standards issue ("HKICPA"). The accounting polici with those used in the 2005 annual Amendments to Hong Kong Accou measurements on financial guarantee significant financial impact on th financial years 2005 and 2006.

The Group has not early adopted the HKICPA that are not yet effective fo

The consolidated financial statemen certain properties and financial ins values.

(3) SEGMENT INFORMATION BY

For the year ended 31st December

TURNOVER
External sales

Segment results

Net unallocated corporate income
Finance costs
Share of results of jointly controlled entities
Share of results of associates